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Exhibit

Exhibit            Description

99.1                 Announcement on 2020/08/07: Announcement of the completion of the 21th stock buy-back plan by the company

99.2                 Announcement on 2020/08/11: Represent major subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD to announce the resolution of Extraordinary Shareholders’ Meeting

99.3                 Announcement on 2020/08/13: To announce related materials on acquisition of machinery and equipment

99.4                 Announcement on 2020/08/10: July Revenue

99.5                 Announcement on 2020/08/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Announcement of the completion of the 21th stock buy-back plan by the company

1. Originally determined ceiling on total monetary amount of the share repurchase (NTD): 77,909,406,101

2. Originally scheduled period for the repurchase: 2020/06/08~2020/08/07

3. Originally determined no. of shares to be repurchased (shares): A maximum of 200,000,000 shares

4. Originally determined repurchase price range (NTD): 11.55 to 23.25 per share

5. Actual period of the current repurchase: 2020/06/10~2020/07/20

6. No. of shares currently repurchased (shares): 105,000,000

7. Total monetary amount of shares currently repurchased (NTD): 1,678,271,840

8. Current average repurchase price per share (NTD): 15.98

9. Cumulative no. of the company’s own shares held (shares): 105,000,000

10. Cumulative no. of the company’s own shares as a percentage of the total no. of the company’s issued shares (%): 0.86

11. Reason for non-completion of the current share repurchase:

In the consideration of the market conditions and shareholders’ interest, the Company did not complete the execution of the share repurchase program at this time.

12. Any other matters that need to be specified: none

Exhibit 99.2

Represent major subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD to announce the resolution of Extraordinary Shareholders’ Meeting

1. Date of the special shareholders meeting: 2020/08/11

2. Important resolutions:

Approved to guarantee subsidiary UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

3. Any other matters that need to be specified: NA

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2020/04/15~2020/08/13

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,094,516,845;

total transaction price: NT$1,094,516,845

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker's fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.4

United Microelectronics Corporation

August 10, 2020

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of July 2020.

1)	Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
July	Net sales	15,494,823	13,728,148	1,766,675	12.87%
Year-to-Date	Net sales	102,148,930	82,342,291	19,806,639	24.05%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	5,886,000	5,916,000	20,912,696

Note: On February 26, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of July 31, 2020 was US$ 70 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	94,107,131
UMC (Note2)	16,490,038	13,725,120	94,107,131

Note1: On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019 and July 29, 2020, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 464 million and CNY¥ 900.4 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	1,294,920	0
Fair Value	0	0	5,669	0
Net profit (loss) from Fair Value	0	0	5,669	0
Written-off Trading
Contracts	0	0	7,011,560	0
Realized profit (loss)	0	0	7,132	0

Exhibit 99.5

United Microelectronics Corporation

For the month of July, 2020

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of June 30, 2020	Number of shares as of July 31, 2020	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of June 30, 2020	Number of shares as of July 31, 2020	Changes
--	--	--	--	--